UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Scripps Networks Interactive, Inc.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

811065101

(CUSIP Number)

Donald E. Meihaus

The Edward W. Scripps Trust

13350 Metro Parkway, Suite 301

Fort Myers, Florida 33966

(239) 936-7894

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811065101

1	NAME OF REPORTING PERSON The Edward W. Scripps Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 64,842,195
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 64,842,195
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,842,195
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 40.7%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 811065101

This Schedule 13D (this “Schedule 13D”) relates to the Class A Common Shares, $0.01 par value (the “Class A Common Shares”), of Scripps Networks Interactive, Inc., an Ohio corporation (the “Issuer”), and is being filed to report the ownership by The Edward W. Scripps Trust (the “Reporting Person” or the “Trust”) of more than 5% of the outstanding Class A Common Shares on and after the spin-off by The E. W. Scripps Company, an Ohio corporation (“Scripps”), of the Issuer to the shareholders of Scripps (the “Spin-off”) on July 1, 2008, and to reflect changes in the Trust’s ownership since the Spin-off.

Item 1.	Security and Issuer

The Trust is filing this Schedule 13D with respect to its beneficial ownership of Class A Common Shares and the Common Voting Shares, $0.01 par value (the “Common Voting Shares” and, together with the Class A Common Shares, the “Common Shares”), of the Issuer, which are convertible into Class A Common Shares on a share-for-share basis. The Class A Common Shares are publicly traded on the New York Stock Exchange and are entitled to elect the greater of three or one-third of the Issuer’s board of directors, but are not permitted to vote on any other matters except as required by Ohio law. The Common Voting Shares are not publicly traded, are controlled by the Trust and are entitled to elect the balance of the Issuer’s board of directors and to vote on all matters coming before the Issuer’s shareholders.

The principal executive offices of the Issuer are located at 9721 Sherrill Boulevard, Knoxville, Tennessee 37950.

Item 2.	Identity and Background

The Trust is a trust for the benefit of certain descendants of Edward W. Scripps, the founder of Scripps. The address of the Trust’s headquarters is 13350 Metro Parkway, Suite 301, Fort Myers, Florida 33966. The Trust will terminate upon the death of one individual, now age 93. Upon the termination of the Trust, substantially all of its assets will be distributed pursuant to the terms of the Trust.

The trustees of the Trust are John H. Burlingame, Mary McCabe Peirce and Nackey E. Scagliotti. Each of the trustees is a director of the Issuer and each has a business address c/o the Trust at 13350 Metro Parkway, Suite 301, Fort Myers, Florida 33966. The affirmative vote of a majority of the trustees is required to determine how the Class A Common Shares or the Common Voting Shares held by the Trust will be voted or whether to dispose of any such shares. Each trustee disclaims “beneficial ownership” of the shares held by the Trust, as such term is defined in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended.

During the last five years, neither the Trust nor any of the trustees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Trust nor any of the trustees has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Trust received beneficial ownership of 39,192,222 Class A Common Shares and 32,080,000 Common Voting Shares on July 1, 2008 in connection with the Spin-off, at which time the Class A Common Shares became registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.

Item 4.	Purpose of Transaction

The Trust continuously reviews its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of this Item 4. Notwithstanding anything contained herein, the Trust specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Trust currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; industry developments

CUSIP No. 811065101

affecting the Issuer and its businesses generally; developments with respect to the assets of the Trust; the fiduciary responsibilities of the trustees of the Trust, including any duty to diversify assets of the Trust; applicable court decisions relevant to the Trust; changes in law and government regulations; general economic conditions; business opportunities available to the Trust; and conditions in markets for securities, including the market price of the securities of the Issuer.

Notwithstanding the above, any course of action taken by the Trust will be subject to the restrictions described in Item 6 of this Statement.

Other than as set forth in this Statement, the Trust has no present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated in this paragraph.

In addition, the matters set forth in Item 6 are incorporated into this Item 4 by reference as if fully set forth herein.

Item 5.	Interest in Securities of the Issuer

As of July 31, 2011, the Trust beneficially owned and had sole voting and dispositive power with respect to:

Number and Class of Shares	Percentage of Class A Common Shares
32,762,195 Class A Common Shares	20.1%
32,080,000 Common Voting Shares (1)	25.7	% (1)
Total: 64,842,195 Common Shares	40.7	% (1)

(1)	Each Common Voting Share is convertible at no cost and at any time into one Class A Common Share on a one-for-one basis. The Percentage of Class A Common Shares (i) is based on 127,398,155 of the Issuer’s Class A Common Shares outstanding as of July 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, and (ii) assumes the conversion of all Common Voting Shares to Class A Common Shares held by the Trust.

CUSIP No. 811065101

On June 30, 2011, the Trust sold 6,430,027 Class A Common Shares to the Issuer for $46.6561 per Class A Common Share as part of the Issuer’s publicly announced repurchase program. There were no other transactions effected by the Trust in the Issuer’s securities in the past 60 days.

As of July 31, 2011, the trustees of the Trust beneficially owned and had sole voting and dispositive power with respect to:

Name	Number and Class of Shares	Percentage of Class A Common Shares (4)
John H. Burlingame	58,389 Class A Common Shares (1)	0.05%
Mary McCabe Peirce	22,880 Class A Common Shares (2)	0.02%
Nackey E. Scagliotti	60,797 Class A Common Shares (3)	0.05%

(1)	Includes 45,506 Class A Common Shares subject to currently exercisable options.
(2)	Includes 19,802 Class A Common Shares subject to currently exercisable options.
(3)	Includes 45,506 Class A Common Shares subject to currently exercisable options.
(4)	The percentage of Class A Common Shares assumes the exercise of all currently exercisable options held by such trustee.

Mr. Burlingame and Mrs. Scagliotti each acquired beneficial ownership of Class A Common Shares in connection with the Spin-off based on the number of Scripps shares each then held. In addition, each of Mr. Burlingame and Mrs. Scagliotti received equity awards exercisable for Class A Common Shares based on such trustee’s ownership of equity awards exercisable for Scripps shares. Certain of these awards were cancelled on June 26, 2009 in exchange for 8,872 restricted Class A Common Shares for each of Mr. Burlingame and Mrs. Scagliotti.

Since the Spin-off, each of the trustees received from the Issuer in respect of their service as a director: (a) options to purchase the following number of Class A Common Shares: 5,000 on July 29, 2008 (which was also cancelled in exchange for 1,253 restricted Class A Common Shares on June 26, 2009), 14,571 on April 29, 2009, 5,231 on April 28, 2010, and 4,294 on May 18, 2011, (b) 1,253 restricted Class A Common Shares on June 26, 2009, and (c) restricted stock units representing a contingent right to receive 1,825 Class A Common Shares on April 28, 2010 (which vested and were settled in Class A Common Shares on April 28, 2011) and 1,500 Class A Common Shares on May 18, 2011. On December 31, 2008, Mr. Burlingame also received a cash payout with respect to 926.45 phantom Class A Common Shares acquired through his deferral of director fees under the Issuer’s 2008 Deferred Compensation and Stock Plan for Directors.

In addition:

•

Mr. Burlingame (a) sold 3,436 Class A Common Shares on August 25, 2010 at a price of $39.6606 per share in an open market transaction, and (b) acquired 9,939 Class A Common Shares through exercise of an option to purchase such shares on February 17, 2011 at an exercise price of $30.03 per share and delivered to the Issuer 5,445 of those shares for satisfaction of the tax liability associated with the exercise at a value of $53.17 per share; and

•

Mrs. Scagliotti (a) acquired 3,855 Class A Common Shares through exercise of an option to purchase such shares on May 7, 2009 at an exercise price of $22.65 per share and sold all of those shares on the same day in the open market for an average of $30.1818 per share, (b) acquired 9,939 Class A Common Shares through exercise of an option to purchase such shares on May 13, 2010 at an exercise price of $22.85 per share and sold all of those shares on the same day in the open market for an average of $47.4329 per share, and (c) acquired 9,939 Class A Common Shares through exercise of an option to purchase such shares on February 17, 2011 at an exercise price of $30.03 per share and delivered to the Issuer 5,445 of those shares for satisfaction of the tax liability associated with the exercise at a value of $53.17 per share.

CUSIP No. 811065101

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Ownership of Common Shares Following Termination of the Trust

Petition Filed in Probate Court

On June 15, 2011, the trustees of the Trust filed a petition with an Ohio probate court that seeks, among other things, (i) to prepare for the administration of the Trust following its eventual termination, (ii) to authorize the Trustees to continue the investment and management of the Trust’s assets during the period between Trust termination and final distribution of assets (the “winding-up period”), and to authorize the Trustees to vote the Common Voting Shares of the Issuer during the winding-up period in accordance with the procedures set forth in the Scripps Family Agreement (as defined below), and (iii) to confirm the Trustees’ views on a number of other issues, including their interpretation, based on the advice of counsel, that the language contained in the Trust, explicitly requiring the trustees to maintain voting control of Scripps under ordinary circumstances, does not apply to the Trust’s holdings of the Issuer.

The Petition was filed under seal in accordance with Ohio court rules and pursuant to the court’s order; the parties to the action are bound by a protective order issued by the court that limits disclosure with respect to the proceedings.

Scripps Family Agreement

General. The Issuer and certain remainder beneficiaries of the Trust and other members of the Scripps family are parties to an agreement (the “Scripps Family Agreement”) restricting the transfer and governing the voting of Common Voting Shares that such persons may acquire or own at or after the termination of the Trust. Such persons (the “Signatories”) consist of certain descendants of Robert Paine Scripps who are beneficiaries of the Trust, descendants of John P. Scripps, and certain trusts of which descendants of John P. Scripps are trustees and beneficiaries. Robert Paine Scripps was a son of the founder of Scripps. John P. Scripps was a grandson of the founder and a nephew of Robert Paine Scripps.

If the Trust were to have terminated as of July 31, 2011, the Signatories would have held in the aggregate approximately 88% of the outstanding Common Voting Shares as of such date.

Once effective, the provisions restricting transfer of Common Voting Shares under the Scripps Family Agreement will continue until 21 years after the death of the last survivor of the descendants of Robert Paine Scripps and John P. Scripps alive when the Trust terminates. The provisions of the Scripps Family Agreement governing the voting of Common Voting Shares will be effective for a 10-year period after termination of the Trust and may be renewed for additional 10-year periods.

Transfer Restrictions. No Signatory will be able to dispose of any Common Voting Shares (except as otherwise summarized below) without first giving other Signatories and the Issuer the opportunity to purchase such shares. Signatories will not be able to convert Common Voting Shares into Class A Common Shares except for a limited period of time after giving other Signatories and the Issuer the aforesaid opportunity to purchase and except in certain other limited circumstances.

Signatories will be permitted to transfer Common Voting Shares to their lineal descendants or trusts for the benefit of such descendants, or to any trust for the benefit of such a descendant, or to any trust for the benefit of the spouse of such descendant or any other person or entity. Descendants to whom such shares are sold or transferred outright, and trustees of trusts into which such shares are transferred, must become parties to the Scripps Family Agreement or such shares shall be deemed to be offered for sale pursuant to the Scripps Family Agreement. Signatories will also be permitted to transfer Common Voting Shares by testamentary transfer to their spouses provided such shares are converted to Class A Common Shares and to pledge such shares as collateral security provided that the pledgee agrees to be bound by the terms of the Scripps Family Agreement. If title to any such shares subject to any trust is transferred to anyone other than a descendant of Robert Paine Scripps or John P. Scripps, or if a person who is a descendant of Robert Paine Scripps or John P. Scripps acquires outright any such shares held in trust but is not or does not become a party to the Scripps Family Agreement, such shares shall be deemed to be offered for sale pursuant to the Scripps Family Agreement. Any valid transfer of Common Voting

CUSIP No. 811065101

Shares made by Signatories without compliance with the Scripps Family Agreement will result in automatic conversion of such shares to Class A Common Shares.

Voting Provisions. The Scripps Family Agreement provides that the Issuer will call a meeting of the Signatories prior to each annual or special meeting of the shareholders of the Issuer held after termination of the Trust (each such meeting hereinafter referred to as a “Required Meeting”). At each Required Meeting, the Issuer will submit for decision by the Signatories, each matter, including election of directors, that the Issuer will submit to its shareholders at the annual meeting or special meeting with respect to which the Required Meeting has been called. Each Signatory will be entitled, either in person or by proxy, to cast one vote for each Common Voting Share owned of record or beneficially by him or her on each matter brought before the Required Meeting. Each Signatory will be bound by the decision reached by majority vote with respect to each matter brought before the Required Meeting, and at the related annual or special meeting of the shareholders of the Issuer each Signatory will vote his Common Voting Shares in accordance with decisions reached at the Required Meeting of the Signatories.

John P. Scripps Newspapers

In connection with the merger in 1986 of the John P. Scripps Newspaper Group (“JPSN”) into a wholly owned subsidiary of Scripps (the “JPSN Merger”), the former shareholders of the John P. Scripps Newspaper Group, including John P. Scripps and Paul K. Scripps, entered into a Shareholder Agreement with Scripps in connection with the JPSN Merger. This agreement restricts to certain transferees the transfer of Scripps or the Issuer’s Common Voting Shares received by such shareholders pursuant to the JPSN Merger. These restrictions on transfer will terminate on the earlier of the termination of The Trust or completion of a public offering of Common Voting Shares. In connection with the Spin-off, Scripps assigned any and all of its rights under the Shareholder Agreement with respect to Common Voting Shares to the Issuer. Under the agreement, if a shareholder has received a written offer to purchase 25% or more of his Common Voting Shares, the Issuer has a “right of first refusal” to purchase such shares on the same terms as the offer. Under certain other circumstances, such as bankruptcy or insolvency of a shareholder, the Issuer has an option to buy all Common Voting Shares of the Issuer owned by such shareholder. Under the agreement, shareholders owning 25% or more of the outstanding Common Voting Shares issued pursuant to the JPSN Merger may require the Issuer to register Common Voting Shares (subject to the right of first refusal mentioned above) under the Securities Act of 1933 for sale at the shareholders’ expense in a public offering. In addition, the former shareholders of the John P. Scripps Newspaper Group will be entitled, subject to certain conditions, to include Common Voting Shares (subject to the right of first refusal) that they own in any registered public offering of shares of the same class by the Issuer. The registration rights expire three years from the date of a registered public offering of Common Voting Shares.

Share Repurchase

On June 30, 2011, the Trust sold 6,430,027 Class A Common Shares to the Issuer for $46.6561 per share in connection with the Issuer’s publicly announced repurchase program.

Item 7.	Material to be Filed as Exhibits

1.	Scripps Family Agreement (incorporated herein by reference to the Issuer’s Registration Statement on Form 10 dated June 11, 2008).

2.	Shareholder Agreement, dated March 14, 1986, between Scripps and each of the Shareholders named on Exhibit A thereto (incorporated herein by reference to the Scripps’s Registration Statement on Form S-1 dated March 14, 1986).

CUSIP No. 811065101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2011

THE EDWARD W. SCRIPPS TRUST

By:	/s/ Donald E. Meihaus
Donald E. Meihaus, Secretary/Treasurer